AGENCY AGREEMENT

August 25, 2022

Bright Minds Biosciences Inc.
19 Vestry Street

New York, NY

10013

Attention:Mr. Ian McDonald, President and Chief Executive Officer

Dear Sir:

The undersigned, Eight Capital, as the sole agent and bookrunner (the “Agent”), understands that Bright Minds Biosciences Inc. (the “Corporation”) proposes to issue up to 2,858,000 units of the Corporation (“Units”) at a price of $1.40 per Unit (the “Purchase Price”) for aggregate gross proceeds of up to $4,001,200, pursuant to the terms of this agency agreement (this “Agreement”). Each Unit will consist of (i) one common share in the capital of the Corporation (“Common Shares” or in respect of the Offering (as defined below), each, an “Offered Share”); and (ii) one Common Share purchase warrant (a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $1.76 per Warrant Share at any time before 5:00 p.m. (Vancouver time) on the day that is 24 months following the Closing Date (as hereinafter defined). The Units, Offered Shares and Warrants are referred to collectively as the “Offered Securities”.

The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture (as hereinafter defined) to be entered into between the Warrant Agent (as hereinafter defined) and the Corporation to be dated as of the Closing Date.  In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.  The Units will separate at Closing (as hereinafter defined).

In addition, the Corporation hereby grants the Agent an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at the sole discretion of the Agent, for a period of 30 days from and including the Closing Date, under which the Agent may purchase up to an additional 15% of the number of Units sold pursuant to the Offering, being up to 428,700 Units (the “Additional  Units”), at the Purchase Price, each such Additional Unit comprised of one Common Share (each an “Additional Offered Share” and, collectively, the “Additional Offered Shares”) and one Warrant (an “Additional Warrant” and, collectively, the “Additional Warrants”, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Agent to acquire Additional Units, Additional Offered Shares and/or Additional Warrants so long as the aggregate number of Additional Offered Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed does not exceed 15% of the number of Offered Shares and Warrants, respectively, issued under the Offering.

Upon and subject to the terms and conditions set forth herein, the Corporation hereby appoints the Agent, and the Agent hereby agree to act, as exclusive agents to the Corporation to arrange for the sale of the Offered Securities, on a “best effort” basis, to Purchasers (as hereinafter defined) resident in the Selling Jurisdictions (as hereinafter defined) and in such other jurisdictions as may be agreed to by the Corporation and the Agent, provided that the Offered Securities are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of such jurisdictions. The offer and sale of the Offered Securities is referred to as the “Offering”.

Unless the context otherwise requires, all references to: (i) the “Offering” shall be deemed to include the Over-Allotment Option; (ii) “Offered Securities” shall be deemed to include the Additional Securities; (iii) “Units” shall be deemed to include the Additional Units; (iv) “Offered Shares” shall include the Additional Offered Shares; and (v) “Warrants” shall include the Additional Warrants,  which may be issued pursuant to the Over-Allotment Option on the Option Closing Date (as hereinafter defined).

The Corporation has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) and the other Securities Commissions (as defined herein) in accordance with National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (collectively, the “Shelf Procedures”), a (final) short form base shelf prospectus dated June 7, 2021 relating to the offering of common shares, debt securities, subscription receipts, warrants and units of the Corporation with a total offering price in the aggregate of up to $50,000,000 (the “Base Prospectus”) and has obtained from the Reviewing Authority a Decision Document (as defined herein) for the Base Prospectus for and on behalf of itself and each of the other Securities Commissions pursuant to National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”). The Offering will be made by way of a prospectus supplement to the Base Prospectus dated the date hereof (the “Prospectus Supplement”) and filed in the Qualifying Jurisdictions (as defined below) pursuant to the Shelf Procedures.

The Agent will solicit offers in the Selling Jurisdictions. Offers to purchase the Units solicited by the Agent will be subject to acceptance by the Corporation and to the requirements of Applicable Securities Laws (as defined herein) or other applicable laws. The Corporation will have the sole right to accept offers to purchase Units and reserves the right to withdraw, cancel or modify the offer made pursuant to the Prospectus Supplement and may, in its absolute discretion, reject any proposed purchase of Units, in whole or in part.  For greater certainty, the Agent are under no obligation to purchase any Units

In consideration of the services to be rendered by the Agent in connection with the Offering hereunder, the Corporation agrees to pay to the Agent at the Closing Time (as hereinafter defined) a cash commission equal to 7.0% of the gross proceeds of the Offering (the “Agent’s Fee”). As additional compensation for the services rendered by the Agent in connection with the Offering, the Corporation shall issue to the Agent compensation warrants (the “Compensation Warrants”) exercisable to purchase that number of Units (each, a “Compensation Unit”) as is equal to 7.0% of the aggregate number of Units issued pursuant to the Offering.  Each Compensation Warrant will entitle the holder thereof to acquire one Compensation Unit at the Purchase Price, subject to adjustment in certain customary events, at any time prior to 5:00 p.m. (Vancouver time) on the date which is 24 months from the Closing Date. Each Compensation Unit will consist of one Common Share (each, a “Compensation Unit Share”) and one common share purchase warrant of the Corporation (each, a “Compensation Unit Warrant”), with each Compensation Unit Warrant exercisable to acquire one Common Share (each, a “Compensation Warrant Share”) at an exercise price of $1.76 per Compensation Warrant Share at any time for a period of 24 months following the Closing Date, subject to adjustment in certain events. At the Closing Time, the Corporation shall execute and deliver to the Agent certificates evidencing the Compensation Warrants (the “Compensation Warrant Certificates”) to which the Agent are entitled, in a form to be agreed upon by the Agent and the Corporation, each acting reasonably.

The Corporation shall also pay the Agent, at the Closing Time, a corporate finance fee in the amount of $50,000 plus GST (the “Corporate Finance Fee”). At the discretion of the Agent, the Corporate Finance Fee may be deducted from the gross proceeds of the Offering otherwise payable to the Corporation at the Closing Time. It is understood and agreed that: (i) the Agent and any Selling Firm shall not be required to conduct a suitability review in respect of sales by the Corporation of the Units to any of the Purchasers on the President’s List (as defined herein); (ii) the Agent and any Selling Firm shall not be obligated, and may, in their sole discretion, refuse to process any subscription for Units from any Purchasers on the President’s List; and (iii) the Corporation shall indemnify and save harmless the Agent, any Selling Firm and any Indemnified Party (as defined herein) for and against all losses relating to any sales of  Units by the Corporation to any Purchasers on the President’s List.

The parties acknowledge that the Offered Securities, the Warrant Shares, the Compensation Warrants, the Compensation Units issuable upon exercise of the Compensation Warrants, and the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrant, have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or any U.S. state securities laws and may not be offered or sold in the United States (as hereinafter defined) or to, or for the account or benefit of, U.S. Persons (as hereinafter defined), nor may the Warrants or the Compensation Warrants be exercised in the United States or by or on behalf of a U.S. Person, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws in the manner specified in this Agreement, the U.S. Placement Memorandum and Schedule “A” hereto which is incorporated into and forms part of this Agreement. All actions to be undertaken by the Agent in the United States in connection with the matters contemplated herein will be undertaken through the U.S. Affiliate (as defined in Schedule “A” hereto).

The terms and conditions relating to the purchase and sale of the Offered Securities are as follows:

1Definitions and Interpretation

(a)In this Agreement:

“Accredited Investor” means an accredited investor meeting one or more of the criteria in Rule 501(a) of Regulation D;

“affiliate” shall have the meaning ascribed thereto in the Business Corporations Act (British Columbia);

“Agent’s Counsel” means DLA Piper (Canada) LLP;

“Agent’s Expenses” has the meaning given to the term in Section 10;

“Agent’s Fee” has the meaning ascribed to such term on the second page of this Agreement;

“Agreement” means this agency agreement, including all schedules hereto, as it may be amended, restated or supplemented;

“Applicable Securities Laws” means the Securities Laws in each of the Qualifying Jurisdictions;

“Auditors” means DeVisser Gray LLP, the auditors of the Corporation, or such other duly appointed and qualified auditor appointed by the Corporation from time-to-time;

“Base Prospectus” has the meaning given to that term on the second page of this Agreement;

“Business” means the business carried on by the Corporation and the Subsidiaries as described in the Prospectus, including the development of therapeutics to improve the lives of patients with severe and life-altering diseases;

“Business Data” means all data and personal information accessed, processed, collected, stored or disseminated by the Corporation or the Subsidiaries;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Regulators” means, collectively, the Securities Regulators in the Qualifying Jurisdictions;

“Claims” has the meaning given to that term in Section 11(a)of this Agreement;

“Closing” means the completion of the issue and sale by the Corporation of the Units pursuant to this Agreement;

“Closing Date” means the date of Closing;

“Closing Time” means 5:00 a.m. (Vancouver time) on the Closing Date, as applicable, or any other time on the Closing Date, as may be agreed to by the Corporation and the Agent, each acting reasonably;

“Common Share” means one common share in the capital of the Corporation as presently constituted;

“Compensation Unit” has the meaning ascribed to such term on the second page of this Agreement;

“Compensation Unit Share” has the meaning ascribed to such term on the second page of this Agreement;

“Compensation Unit Warrants” has the meaning ascribed to such term on the second page of this Agreement;

“Compensation Warrant” has the meaning ascribed to such term on the second page of this Agreement;

“Compensation Warrant Certificates” has the meaning ascribed to such term on the second page of this Agreement;

“Compensation Warrant Share” has the meaning ascribed to such term on the second page of this Agreement;

“Corporate Finance Fee” has the meaning ascribed to such term on the third page of this Agreement;

“Corporation” means Bright Minds BioSciences Inc. and includes any successor corporation to or of the Corporation;

“CSE” means the Canadian Securities Exchange;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, including any convertible debentures issued by the Corporation;

“Decision Document” means a receipt for the Base Prospectus issued by or on behalf of the Securities Commissions in accordance with the Passport System;

“distribution”, “material change”, “material fact” and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, Marketing Materials, business acquisition reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required by Applicable Securities Laws to be incorporated by reference into the Prospectus;

“Exempt Plans” means trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans,  deferred profit sharing plans, registered education savings plans and tax-free savings accounts,  each as defined in the Income Tax Act (Canada);

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, prepared in accordance with international financial reporting standards as in force at the applicable time;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing and for greater certainty, includes, but is not limited to, Health Canada, the Securities Commissions, NASDAQ and the CSE;

“Health Care Laws” means and includes, without limitation: (i) the United States Federal Food, Drug, and Cosmetic Act; (ii) all applicable supranational, foreign, federal, state, provincial, and local health care related fraud and abuse laws and regulations and all criminal laws relating to health care fraud and abuse, and (iii) any and all other applicable supranational, foreign, federal, state, provincial, and local laws relating to the manufacturing, development, testing, labeling, marketing, advertising, promotion, or distribution of medical devices, the billing, payment, or reimbursement of or for medical devices or medical procedures involving those devices, kickbacks, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs;

“including” means including, without limitation;

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered, all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), software, inventions, designs and other industrial or intellectual property;

“Laws” means Applicable Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Licensed IP” means the Intellectual Property that is licensed to the Corporation and/or the Subsidiaries and material to the business of the Corporation and the Subsidiaries (and as described in the Prospectus) and that is owned by any person other than the Corporation;

“Licenses” means all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including without limitation, those administered by Health Canada or any other Governmental Authority;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

“Losses” has the meaning given to that term in Section 11(a) of this Agreement;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101 (as defined herein);

“Material Adverse Effect”  means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy, circumstance, development or effect that is materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects, Intellectual Property or results of operations of the Corporation and the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

“Material Contract” means any material Debt Instrument, indenture, contract, commitment, agreement (written or oral), instrument, lease, joint operating agreement, option, joint venture agreement or other document, including license agreements and agreements relating to real property or the Intellectual Property, to which the Corporation or any Subsidiaries are a party or by which any one of them are bound;

“Material Subsidiary” means any subsidiary of the Corporation which accounts for 10% of the assets of the Corporation on the consolidated audited financial statements for the year ended September 30, 2021;

“NASDAQ” means the Nasdaq Capital Market;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“Offered Securities” has the meaning ascribed to such term on the first page of this Agreement;

“Offered Share” has the meaning ascribed to such term on the first page of this Agreement;

“Offering” has the meaning ascribed to such term on the first page of this Agreement;

“Offering Documents” means, collectively, the Prospectus, the U.S. Placement Memorandum, the Marketing Materials and any Supplementary Material;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Regulation S;

“Passport System” means the system for review of prospectus filings set out in Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Permitted Liens” means any of the following that do not adversely affect the present use or value of the property affected thereby: (i) liens for taxes not yet due, (ii) other assessments and governmental charges not yet due, (iii) liens that can be (but have not yet been) filed by builders, mechanics, repairers or similar Persons in respect of services performed or goods provided in the ordinary course of business, (iv) easements, covenants, rights of way and other restrictions that are registered as of the date of this Agreement, and (v) transfer restrictions imposed on securities by applicable Law;

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“President’s List” means a list of Purchaser’s provided by the Corporation for an amount to be agreed upon by the Agent and the Corporation;

“Prospectus” means, collectively, the Base Prospectus and the Prospectus Supplement, including the Documents Incorporated by Reference;

“Prospectus Supplement” has the meaning ascribed to such term on the second page of this Agreement;

“Principal Regulator” means the British Columbia Securities Commission;

“Public Record” means all information filed by or on behalf of the Corporation with a securities commission that is accessible to the public on www.sedar.com;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities pursuant to the Offering including, if applicable, the Agent;

“Qualifying Jurisdictions” means all of the provinces of Canada, other than Quebec;

‘Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the Principal Regulator and the securities regulatory authorities in the Qualifying Jurisdictions;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the applicable securities laws of all other jurisdictions other than the Qualifying Jurisdictions in which the Offered Securities are offered for sale, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the Securities Commissions, the CSE, NASDAQ, SEC and the securities regulators or other securities regulatory authorities in any jurisdictions in which the Offered Securities are offered for sale;

“Selling Firm” has the meaning given to the term in Section 2(f);

”Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and such states in the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Agent;

“Shelf Procedures” has the meaning ascribed to such term on the first page of this Agreement;

“Standard Listing Conditions” has the meaning given to the term in Section 4(a)(iv);

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports, Marketing Materials, business acquisition reports or other documents issued by the Corporation after the date of this Agreement that are required by Applicable Securities Laws to be incorporated by reference in the Prospectus;

“Subsidiaries” means PsilocybinLabs Ltd., Bright Minds Biosciences LLC and Bright Minds Bioscience Pty. Ltd;

“Supplementary Material” means, collectively, any amendment to the Prospectus and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the distribution of the Offered Securities and any supplement to the U.S. Placement Memorandum;

“Taxes” has the meaning given to the term in Section 6(z);

“Transaction Documents” has the meaning given to the term in Section 6(i);

“United States” or “U.S.” means, as the context requires, the United States of America, its territories and possessions, any State of the United States, and/or the District of Columbia;

“U.S. Affiliate” of the Agent means the U.S. registered broker-deal affiliate of the Agent;

“U.S. Exchange Act” means the United States Exchange Act of 1934, as amended;

“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

“U.S. Placement Memorandum” means the U.S. private placement memorandum delivered together with the Prospectus to offerees and Purchasers of the Offered Securities in the United States or to or for the account or benefit of a U.S. Person or a person in the United States, including any Supplementary Material thereto;

“U.S. Securities Act” means the United States’ Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant” has the meaning ascribed to such term on the first page of this Agreement;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Indenture” means the warrant indenture to be entered into on the Closing Date between the Corporation and the Warrant Agent; and

“Warrant Share” has the meaning ascribed to such term on the first page of this Agreement.

Prospectus Defined Terms.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

Divisions and Headings.  The division of this Agreement into Sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections, subsections, paragraphs and other subdivisions are to Sections, subsections, paragraphs and other subdivisions of this Agreement.

Number and Gender.  All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

Currency. Any reference in this Agreement to $ or to dollars shall refer to the lawful currency of Canada, unless otherwise specified.

Knowledge.  The phrases “knowledge of the Corporation” or “to the Corporation’s knowledge” or similar expressions, mean the actual knowledge of Ian McDonald, President and Chief Executive Officer, Ryan Cheung, Chief Financial Officer of the Corporation after due inquiry.

2Filing of Prospectus Supplement; The Offering

(a)The Corporation shall comply with the Shelf Procedures to prepare and file, on the date hereof, the Prospectus Supplement with the Securities Commissions in each of the Qualifying Jurisdictions.

(b)The Corporation shall comply with the Securities Laws with respect to the filing of the template version of any Marketing Materials that have been approved by the Corporation and the Agent in the manner required under the Securities Laws (with any comparables and all disclosure relating to such comparables being redacted).

(c)Until the distribution of the Units has been completed, the Corporation will use commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that are in its power to take or cause to be taken and which may from time to time be required under the Applicable Securities Laws to continue to qualify the distribution of the Units in the Qualifying Jurisdictions and the grant of the Over-Allotment Option to the Agent or, if the Units or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify them.

(d)Prior to the filing of the Prospectus Supplement and any Supplementary Material, the Corporation shall have permitted the Agent to review each of the Prospectus Supplement and such Supplementary Material and shall have allowed the Agent to conduct any due diligence investigations which the Agent reasonably requires in order to fulfil their obligations as an agent under Securities Laws and in order to enable them to responsibly execute the certificate in the Prospectus Supplement and such Supplementary Material required to be executed by it where applicable.  Following the filing of the Prospectus Supplement and prior to the completion of the distribution of the Units, the Corporation shall allow the Agent to conduct any due diligence investigations which the Agent reasonably require to confirm as at any date that they continue to have reasonable grounds for the belief that the Prospectus does not contain a misrepresentation as at such date.

(e)The sale of the Offered Securities to the Purchasers shall be effected in a manner that is in compliance with Securities Laws and upon the terms set out in the Prospectus and in this Agreement.  The Agent will use best efforts to arrange for Purchasers for the Offered Securities in the Selling Jurisdictions in connection with the Offering.

(f)The Corporation agrees that the Agent shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Securities. The Agent have the exclusive right to control all compensation arrangements between the members of the selling group.  The Corporation grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Agent and appoints the Agent as trustee of such rights and benefits for such Selling Firms, and the Agent hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Selling Firms.

(g)The Agent shall ensure that any Selling Firm appointed pursuant to the provisions of subsection 2(f), if any, shall: (i) be compensated by the Agent from their compensation hereunder; and (ii) agree to comply with the covenants and obligations given by the Agent herein.

(h)The Agent have delivered one copy of the Prospectus (together with any Supplementary Material, if any) to all persons resident in the Selling Jurisdictions who are to acquire the Offered Securities.

(i)The Corporation and the Agent covenant and agree:

(i)not to provide any potential investor of Offered Securities with any Marketing Materials unless a template version of such Marketing Materials has been filed by the Corporation with the Securities Commissions on or before the day such Marketing Materials are first provided to any potential investor of Offered Securities;

(ii)not to provide any potential investor with any materials or information in relation to the Offering or the Corporation other than: (A) such Marketing Materials that have been approved and filed in accordance with this Section 2; (B) the Prospectus or any Supplementary Material; and (C) any “standard term sheets”, as defined in NI 41-101, approved in writing by the Corporation and the Agent; and

(iii)that any Marketing Materials approved and filed in accordance with this Section 2 and any standard term sheets approved in writing by the Corporation and the Agent shall only be provided to potential investors in the Selling

Jurisdictions where the provision of such Marketing Materials or standard term sheets does not contravene Applicable Securities Laws.

(j)The Corporation and the Agent acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, nor may the Warrants or the Compensation Warrants be exercised in the United States or by or on behalf of a U.S. Person, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement.

3Distribution and Certain Obligations of the Agent.

(a)The Agent have complied with and shall, and shall require any Selling Firm to agree to, comply with the Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities upon the terms and conditions set out in the Prospectus and this Agreement.  The Agent have and shall, and shall require any Selling Firm to, directly offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale.  The Agent shall (i) use best efforts to complete and cause each Selling Form to complete the distribution of the Offered Securities as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Agent and the Selling Firms have ceased distribution of the Offered Securities and provide a breakdown of the number of Offered Securities distributed in each of the Selling Jurisdictions (and any other applicable jurisdiction where the Offered Securities have been distributed) where such breakdown is required for the purpose of calculating fees payable to Securities Regulators.

(b)The Agent shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all applicable laws and regulations, including, for greater certainty, all Securities Laws in each jurisdiction into and from which they may offer to sell the Offered Securities or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction, subject to Section 3(d) below, other than in the Selling Jurisdictions unless agreed to in accordance with Section 3(a) hereof and completed in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable Securities Laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions.

(c)For the purposes of this Section 3, the Agent and any Selling Firm shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where the Decision Document has been obtained or deemed to have been obtained from the Canadian Securities Regulators.

(d)The Agent will offer for sale and sell the Offered Securities in the United States, or to or for the account or benefit of a U.S. Person or a person in the United States, through the U.S. Affiliate, as U.S. placement agent, pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act. Any offer for sale or sale of the Offered Securities in the United States, or to or for the account or benefit of a U.S.

Person or a person in the United States, will be made pursuant to the U.S. Placement Memorandum and in accordance with Schedule “A” to this Agreement.

4Deliveries of Prospectus and Related Matters

(a)The Corporation shall deliver to the Agent:

(i)a copy of the Prospectus Supplement and the Base Prospectus signed and certified if and as required by Securities Laws, concurrently with the filing of the Prospectus Supplement;

(ii)a copy of any other document filed with, or delivered to, Securities Regulators under applicable Securities Laws in connection with the Offering;

(iii)a “long-form” comfort letter dated the date of the Prospectus Supplement, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Corporation from the Auditors with respect to financial and accounting information relating to the Corporation contained in the Prospectus, which letter shall be based on a review by the Auditors within a cut-off date of not more than two Business Days prior to the date of the letter and which letter shall be in addition to the Auditors’ consent letter and any comfort letter addressed to the Canadian Securities Regulators; and

(iv)prior to filing of the Prospectus Supplement with Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the CSE and NASDAQ of (i) the Offered Shares; (ii) the Warrant Shares, (iii) the Compensation Unit Shares issuable upon exercise of the Compensation Warrants, and (iv) the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants, has been made, subject only to satisfaction by the Corporation of customary post-closing filings required by the CSE and NASDAQ (the “Standard Listing Conditions”).

(b)The Corporation has delivered to the Agent signed copies of all Supplementary Material, if any.  The Corporation has delivered to the Agent, with respect to such Supplementary Material or Subsequent Disclosure Document, to the extent that such Supplementary Material contains any financial and accounting information, a comfort letter substantially similar to that referred to in subsection 4(a)(iii).

(c)The Corporation confirms that it has or will deliver to the Agent copies of the Prospectus signed and the U.S. Placement Memorandum as required by Applicable Securities Laws.

(d)Each delivery of an Offering Document by the Corporation to the Agent shall constitute the consent of the Corporation to the use by the Agent and the Selling Firms, if any, of such Offering Document in connection with the Offering of the Units and shall constitute the representation and warranty of the Corporation to the Agent that, at the respective times of such delivery:

(i)all information and statements contained therein (except information and statements relating solely to the Agent and provided by the Agent in writing expressly for inclusion therein):

(A)are true and correct in all material respects and contain no misrepresentation; and

(B)constitute full, true and plain disclosure of all material facts relating to the Units and to the Corporation and the Subsidiaries considered as a whole;

(ii)such document does not contain an untrue statement of a material fact or omit to state a material fact (except information and statements relating to the Agent and furnished by the Agent for use in the Offering Document) required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; and

(iii)such document (except information and statements relating to the Agent and furnished by the Agent for use in the Offering Document) complies in all material respects with Securities Laws at the time filed.

(e)During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Agent drafts of any press releases of the Corporation for review by the Agent, and each such press release shall comply with Rule 135c or Rule 135e of the U.S. Securities Act.

(f)The Corporation has filed with the CSE all necessary documents and shall take or cause to be taken all necessary steps to ensure that, prior to the filing of the Prospectus Supplement with Canadian Securities Regulators, the Corporation has obtained all necessary approvals for: (i) the Offered Shares; (ii) the Warrant Shares; (iii) the Compensation Unit Shares issuable upon exercise of the Compensation Warrants; and (iv) the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants, to be conditionally listed on the CSE and NASDAQ, subject only to the Standard Listing Conditions.

5Material Changes

(a)The Corporation will promptly inform the Agent in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(i)any material change (actual, anticipated, threatened, contemplated, or proposed by, to, or against) in the condition (financial or otherwise), assets, liabilities (contingent or otherwise), business, affairs, operations, properties, capital or prospects of the Corporation and the Subsidiaries, taken as a whole;

(ii)any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be;

(iii)any legislative, regulatory or administrative policy or guideline changes which, if implemented could have a material effect upon the Corporation’s operations or the manner in which the Corporation carries on business; and

(iv)any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact, in each case which is of a nature as to render any of the Offering Documents misleading or untrue in any material respect or would result in a misrepresentation therein.

(b)The Corporation shall comply with the prospectus amendment requirements of Section 6.6 of NI 41-101 and Section 57 of the Securities Act (Ontario), and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(c)In addition to the provisions of subsections 5(a) and 5(b) hereof, the Corporation shall in good faith discuss with the Agent any change, event or fact contemplated in subsections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agent under subsection 5(a) hereof and shall consult with the Agent with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Agent.

(d)If during the period of distribution of the Offered Securities there shall be any change in applicable Securities Laws which, in the opinion of the Agent, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agent, the Corporation shall, to the satisfaction of the Agent, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

6Representations and Warranties of the Corporation

The Corporation represents and warrants to the Agent and the Purchasers, and acknowledges that they are relying upon such representations and warranties and covenants in purchasing the Offered Securities, as follows:

(a)each of the Corporation and the Subsidiaries has been duly incorporated and organized and is validly existing as a corporation under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Corporation or the Subsidiaries;

(b)each of the Corporation and the Subsidiaries are duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except for such jurisdictions where the failure to be so qualified would not result in a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and to execute, deliver and perform its obligations under this Agreement, the Warrant Indenture, the Compensation Warrant Certificates and any other document, filing, instrument or agreement delivered in connection with the Offering;

(c)neither the Corporation nor the Subsidiaries are (i) in violation of its constating documents or (ii) to the knowledge of the Corporation, in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect;

(d)the Corporation has no Material Subsidiaries, and it has no direct or indirect subsidiaries other than the Subsidiaries, nor any investment in any person which, for the year ended September 30, 2021 or which, for the financial year ended September 30, 2022, is expected to account for, more than five percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis. The Corporation owns, directly or indirectly, all of the issued and outstanding shares of the Subsidiaries, all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all Liens whatsoever, and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiaries of any interest in any of the shares in the capital of the Subsidiaries;

(e)the Corporation and the Subsidiaries (i) each conducted and have each been conducting their business in compliance in all material respects with all applicable Laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Laws, (ii) are not in breach or violation of any judgment, order or decree of any Governmental Authority having jurisdiction over the Corporation or the Subsidiaries, as applicable, and (iii) hold all, and are not in breach of any, Licenses that enable its business to be carried on as now conducted, and all such Licenses are valid and subsisting and in good standing, except in each case where the failure to be in such compliance or to hold such Licenses could not reasonably be expected to result in a Material Adverse Effect;

(f)each of the Corporation and each Subsidiaries are the absolute legal and beneficial owner, and has good and valid title to, all of the material property or assets thereof as described in the Offering Documents, and no other material property or assets are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently conducted, (B) the Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or the Subsidiaries to use, transfer or otherwise exploit such property or assets, and (C) other than in the ordinary course of business and as disclosed in the Offering Documents, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(g)the authorized and issued share capital of the Corporation conforms to the description thereof contained in the Offering Documents. All of the issued and outstanding Common Shares have been duly and validly authorized and issued as fully paid and non-assessable, and none of the outstanding shares of the Corporation were issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation;

(h)all Material Contracts to which the Corporation and the Subsidiaries, are a party are in good standing and in full force and effect and no material default or breach exists in respect of any of them on the part of any of the parties to them and, to the knowledge of the Corporation, no event has occurred which, after the giving of notice or the lapse of time or both would constitute such a default or breach and which would have a Material Adverse Effect; the foregoing includes all the presently outstanding Material

Contracts entered into by the Corporation and the Subsidiaries in the course of carrying out their operations and all operations related thereto;

(i)at the Closing Time, all necessary corporate action will have been taken by the Corporation to: (i) authorize the execution, delivery and performance of this Agreement, the Warrant Indenture and the Compensation Warrant Certificates (the “Transaction Documents”); (ii) grant the Over-Allotment Option, and (iii) validly create, issue and sell the Units and the Compensation Warrants and the Warrant Shares issuable upon exercise of the Warrants and the Compensation Warrant Shares issuable on exercise of the Compensation Warrants, as applicable;

(j)the terms and the number of options to purchase Common Shares granted by the Corporation currently outstanding conforms to the description thereof contained in the Offering Documents and, other than as contemplated by this Agreement, and (i) options granted to directors, officers, employees and consultants of the Corporation to purchase Common Shares, and (ii) common share purchase warrants, in each case as described in the Offering Documents, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or any Subsidiaries of any interest in any Common Shares or other securities of the Corporation or any Subsidiaries whether issued or unissued;

(k)there are no contracts or agreements between either the Corporation or a Subsidiaries and any person granting such person the right to require the Corporation or the Subsidiaries to file a registration statement under U.S. Securities Laws or, except as contemplated by this Agreement, a prospectus under Applicable Securities Laws, with respect to any securities of the Corporation or any Subsidiaries owned or to be owned by such person that require the Corporation or a Subsidiaries to include such securities in the securities qualified for distribution under the Offering Documents;

(l)except as described in the Offering Documents, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Corporation or the Subsidiaries, to which the Corporation or the Subsidiaries is a party;

(m)the Common Shares to be issued as described in this Agreement and in the Offering Documents (including, for greater certainty, the Warrant Shares , the Compensation Unit Shares and the Compensation Warrant Shares) have been, or prior to the Closing Time will be, duly created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Corporation, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(n)at the Closing Time the Corporation shall have taken all necessary corporate action to allot and authorize the issuance of the Offered Shares, the Warrants and the Compensation Warrants and, upon the due exercise of the Warrants, the Warrant Shares, and upon due exercise of the Compensation  Warrants, the Compensation Unit Shares and Compensation Unit Warrants,  and upon due exercise of the Compensation Unit Warrants, the Compensation Warrant Shares, all in accordance with their respective provisions thereof, and such shares will be validly issued as fully paid and non-assessable Common Shares;

(o)each of the Transaction Documents has been, or at the Closing Time will be, duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, general principles of equity, and the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution, waiver and the ability to sever unenforceable terms may be limited under applicable Laws;

(p)no authorization, approval, consent, licence, permit, order or filing of, or with, any Government Authority or court, domestic or foreign, (other than those which have already been obtained or will be obtained prior to the Closing Date and except for post-closing filings to be made with the CSE and post-closing distribution reports to be filed and other post-closing filings to be made with certain securities regulatory authorities) is required for the valid sale and delivery of the Units or for the execution and delivery or performance of the Transaction Documents by the Corporation;

(q)each of the execution and delivery of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder, the sale of the Units hereunder by the Corporation, the granting of the Over-Allotment Option by the Corporation and the consummation of the transactions contemplated in this Agreement, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule, regulation or Law applicable to the Corporation or the Subsidiaries; (B) the notice of articles, articles, constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiaries are a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the Subsidiaries or the property or assets thereof, except where such conflict, breach, violation or default would not result in a Material Adverse Effect; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiaries are a party or by which it is bound (including, for greater certainty, any such agreements relating to the Investments), nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiaries are a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect;

(r)the Corporation is in compliance in all respects with its timely and continuous disclosure obligations under the securities laws of the Qualifying Jurisdictions and the policies, rules and regulations of the CSE and NASDAQ;

(s)the Financial Statements have been prepared in accordance with international financial reporting standards and present fully, fairly and correctly in all material respects, the financial condition of the Corporation and its Subsidiaries as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended, on a basis consistent throughout the periods indicated and in accordance with the books and records of the Corporation;

(t)the Financial Statements (i) comply with the requirements of Applicable Securities Laws, (ii) are, in all material respects, consistent with the books and records of the Corporation, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (v) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, and there has been no material change in accounting policies or practices of the Corporation since September 30, 2021, except as has been disclosed in the Prospectus. There are no “non-GAAP financial measures” (as such term is defined by Applicable Securities Laws) contained in or incorporated by reference into the Prospectus;

(u)to the knowledge of the Corporation, the Auditors are independent public accountants as required under the Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

(v)subject to the exemption included in Part 6 of National Instrument 52-110 – Audit Committees (“NI 52-110”), the responsibilities and composition of the Corporation’s audit committee comply with NI 52-110;

(w)the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in all material respects in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(x)the Corporation maintains disclosure controls and procedures and internal control over financial reporting as those terms are defined in National Instrument 52-109 Certification of Disclosure of Issuer’s Annual and Interim Filings and as at September 30, 2021, such controls were effective. Except as disclosed in the Offering Documents since the end of the Corporation’s most recent audited fiscal year, the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) or in the Corporation’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Corporation’s internal control over financial reporting;

(y)except as disclosed in the Offering Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares on a fully-diluted basis or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

(z)all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and its Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and its Subsidiaries have been filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or its Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect;

(aa)the statistical, industry and market related data included in the Offering Documents are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived;

(bb)since the respective dates as of which information is given in the Offering Documents, except as otherwise stated therein or contemplated thereby, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Corporation or the Subsidiaries, whether or not arising in the ordinary course of business from that set forth therein; (ii) any transaction entered into by the Corporation or the Subsidiaries, other than in the ordinary course of business, that is material to the Corporation; or (iii) any dividend or distribution of any kind declared, paid or made by the Corporation or the Subsidiaries on shares in the capital of the Corporation or any of the Subsidiaries, as applicable;

(cc)no material labour dispute with current and former employees of the Corporation or its Subsidiaries exists, or, to the knowledge of the Corporation, is imminent and the Corporation is not aware of any existing, threatened or imminent labour disturbance by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation or the Subsidiaries that would have a Material Adverse Effect;

(dd)no union has been accredited or otherwise designated to represent any employees of the Corporation or its Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or its Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or its Subsidiaries and none is currently being negotiated by the Corporation or its Subsidiaries;

(ee)other than usual and customary health and related benefit plans for employees, the Prospectus discloses to the extent required by the Applicable Securities Laws to be disclosed in the Prospectus each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Corporation or any subsidiary, as applicable (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(ff)all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Corporation and its Subsidiaries have been recorded in accordance with generally accepted accounting principles in Canada or international financial reporting standards, as applicable, and are reflected on the books and records of the Corporation;

(gg)other than as disclosed in the Offering Documents, neither the Corporation nor its Subsidiaries has made any loans to or guaranteed the obligations of any person;

(hh)all of the material contracts and agreements of the Corporation (including, for greater certainty, any contracts and agreements relating to the Intellectual Property) have been disclosed in the Offering Documents and, if required under the Applicable Securities Laws, have or will be filed with the Securities Commissions. Neither the Corporation nor its Subsidiaries has received any notification from any party that it intends to terminate any such material contract;

(ii)each of the material agreements and other documents and instruments pursuant to which the Corporation or the Subsidiaries holds its Intellectual Property, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Corporation is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged;

(jj)there is no action, suit, proceeding, inquiry or investigation before or brought by any court or Governmental Authority, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any subsidiary which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or any subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;

(kk)the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Agent in connection with its due diligence investigation of the

Corporation are all of the minute books and records of the Corporation and each Subsidiaries and contain copies of all significant proceedings of the shareholders and the boards of directors of the Corporation and the Subsidiaries and there have not been any other formal meetings, resolutions or proceedings of the shareholders or boards of directors of the Corporation or the Subsidiaries not reflected in such minute books and other records, other than those concerning the Offering or which have been disclosed in writing to the Agent or at or in respect of which no material corporate matter or business was approved or transacted;

(ll)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(mm)the Corporation is a reporting issuer in good standing in each of the Qualifying Jurisdictions under Applicable Securities Laws;

(nn)the Corporation is qualified under NI 44-102 to file a prospectus supplement in each of the Qualifying Jurisdictions and on the date of and upon filing of the Prospectus there will be no documents required to be filed under Applicable Securities Laws in connection with the distribution of the Units that will not have been filed as required;

(oo)the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the CSE and has filed all documents required to be filed by it with the Securities Commissions in the Qualifying Jurisdictions and under the Applicable Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation;

(pp)no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Offering Documents or preventing the distribution of the Units in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(qq)no forward-looking information (within the meaning of Applicable Securities Laws) included or incorporated by reference in the Prospectus has been made or reaffirmed by the Corporation without a reasonable basis in terms of the data and assumptions used, or has been disclosed other than in good faith;

(rr)the directors and “named executive officers” (as defined under NI 51-102) of the Corporation and the Subsidiaries and their compensation arrangements with the Corporation, whether as directors, officers or employees of the Corporation, are as disclosed in the Offering Documents;

(ss)the Corporation has not completed any “significant acquisition” nor has it entered into a binding agreement in respect of any “probable acquisition” (as such terms are defined in NI 51-102) and no proposed acquisition has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high such that Canadian Securities Laws would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Applicable Canadian Securities Laws;

(tt)neither the Corporation nor the Subsidiaries own any real property;

(uu)neither the Corporation nor the Subsidiaries leases premises for the Corporation or the Subsidiaries which are material to the Corporation and the Subsidiaries on a consolidated basis and which the Corporation or the Subsidiaries occupies as tenant;

(vv)each of the Corporation and the Subsidiaries are currently in compliance with any and all applicable Laws or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety; and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any environmental laws, except where any non-compliance with any such provisions could not reasonably be expected to have a Material Adverse Effect. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies;

(ww)except as mandated by an applicable regulatory or Governmental Authority, which mandates have not materially affected the Corporation, as at the date hereof, and except as disclosed in the Prospectus, there has been no material effect on the operations of the Corporation or the Subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations, and management believes it has implemented appropriate measures to support the wellness of its employees where the Corporation and the Subsidiaries operate while continuing to operate;

(xx)the Corporation and/or the Subsidiaries are the exclusive owners of and possess all right, title and interest in and to all Corporation IP, or have an exclusive license or right to use, and sub-license the Licensed IP as disclosed in the Offering Documents, such Intellectual Property being used by the Corporation or the Subsidiaries in connection with their businesses and operations, with good and marketable title or valid licenses thereto, free and clear of all Liens and subject to the terms and conditions of the licenses;

(yy)the Corporation and the Subsidiaries have taken commercially reasonable steps to maintain, and have not taken any steps that could constitute abandonment of, the Corporation IP, including paying all necessary fees and filing all appropriate registrations, affidavits and renewals with the appropriate Governmental Authorities;

(zz)the Corporation and the Subsidiaries, as applicable, have entered into valid and enforceable written agreements pursuant to which the Corporation and the Subsidiaries, as applicable, have been granted all licenses and permissions to use, reproduce, sub-license, modify, update, enhance or otherwise exploit any Licensed IP to the extent required in the business of the Corporation and the Subsidiaries;

(aaa)all of the Corporation IP owned by the Corporation or the Subsidiaries was created by employees in the course of their employment or by contractors who have transferred and assigned all of their rights in and to such Corporation IP to the Corporation or the Subsidiaries pursuant to written assignment agreements and have waived their moral rights in and to such Intellectual Property;

(bbb)except for such licenses, sublicenses and other agreements relating to off-the-shelf software, which is commercially available on a retail basis, each of the Corporation and the Subsidiaries has performed all obligations imposed upon it pursuant to all licenses, sublicenses, distributor agreements, and other agreements under which the Corporation or the Subsidiaries is either a licensor, licensee or distributor, relating to the Corporation IP or the Licensed IP, all of which are, to the knowledge of the Corporation, valid, enforceable and in full force and effect and which contain terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Intellectual Property, and neither the Corporation nor its  Subsidiaries, nor to the knowledge of the Corporation any other party thereto, is in breach of or default thereunder in any material respect, nor is there any event which with notice or lapse of time or both would constitute a material default thereunder;

(ccc)to the knowledge of the Corporation, the business operations, or the products or services owned, used, developed, sold, provided, imported, made or licensed by the Corporation or the Subsidiaries, does not infringe upon or otherwise violate any Intellectual Property rights of others;

(ddd)except as disclosed in the Offering Documents, none of the Corporation IP or the Licensed IP is subject to any outstanding order, and no claims are pending or, to the knowledge of the Corporation, threatened, which: (i) challenge the validity, enforceability, use, ownership or right in or to any such Intellectual Property, (ii) allege that the operation of the Corporation or the Subsidiaries’ business infringes or otherwise violates any Intellectual Property right or other proprietary rights(s) of a third party, and the Corporation has no knowledge of any facts which would form a valid basis for any such claim; or (iii) contest the right of the Corporation or the Subsidiaries to sell, license or use any material products or services of the Corporation or the Subsidiaries;

(eee)to the knowledge of the Corporation, no person is infringing upon or otherwise violating the Corporation IP or the Licensed IP and neither the Corporation nor its Subsidiaries have brought or threatened any action, suit or proceeding for unauthorized use, disclosure, infringement or misappropriation of such Intellectual Property or breach of any license or agreement involving such Intellectual Property against any third party;

(fff)each of the Corporation and the Subsidiaries has taken commercially reasonable actions to maintain and protect each item of the Corporation IP, including taking commercially reasonable actions and precautions to protect the secrecy, confidentiality and value of its trade secrets and the proprietary and confidential nature and value of its Intellectual Property;

(ggg)all forms of testing and investigation that have been sponsored by or otherwise been conducted by, on behalf of, or for the benefit of the Corporation or any Subsidiaries in furtherance of product development and improvement have been and, to the extent pending, are being conducted in accordance in all material respects with all applicable Laws (including, without limitation, those administered by Health Canada, the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any supranational, foreign, federal, state, provincial, or local governmental or regulatory authority performing functions similar to those performed by Health Canada and/or the FDA), and neither the Corporation nor the Subsidiaries has received any notices or other correspondence questioning the material compliance or acceptability of any such testing in any material respect to support regulatory filings. To the knowledge of the Corporation, to the extent any studies or clinical trials cited in the Offering Documents are not captured by the preceding sentence, such studies or clinical trials were and are also being conducted in accordance in all material respects with all Laws. All statements regarding or reference to studies, clinical evidence, and testing, performance or other product data (regardless of the source or sponsor) that are included in the Offering Documents are accurate and complete in all material respects and fairly and accurately present the subject information, and each of the Corporation and the Subsidiaries has no knowledge of other data which are materially inconsistent with or otherwise call into question in any material respect such information described or referred to in the Prospectus;

(hhh)except as would not be reasonably expected to result in a Material Adverse Effect, neither the Corporation nor its Subsidiaries has failed to file with the applicable regulatory authorities (excluding Health Canada, the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by Health Canada and/or the FDA) any filing, declaration, listing, registration, report or submission that is required to be so filed. Except as would not be reasonably expected to result in a Material Adverse Effect, neither the Corporation nor the Subsidiaries has failed to file with Health Canada, the FDA or any foreign, federal, state or local Governmental Authority performing functions similar to those performed by Health Canada and/or the FDA, any filing, declaration, listing, registration, report or submission that is required to be so filed. All such filings were in material compliance with applicable Laws when filed and no deficiencies have been asserted by any applicable Governmental Authority (including, without limitation, Health Canada, the FDA or any foreign, federal, state or local Governmental Authority performing functions similar to those performed by Health Canada and/or the FDA) with respect to any such filings, declarations, listings, registrations, reports or submissions;

(iii)the Corporation and the Subsidiaries are and at all times have been, in compliance with all Health Care Laws to the extent applicable to the Corporation, the Subsidiaries, and it’s or their products, operations, and activities, and have not engaged in activities which are, as applicable, cause for false claims liability, civil penalties, criminal conviction, or mandatory or permissive exclusion from any federal, state or provincial health care program, other than any instances of non-compliance or activities that would not reasonably be expected to result in a Material Adverse Effect. Neither the Corporation nor the Subsidiaries have received notice of any claim, action, suit, audit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court, arbitrator, or any other Governmental Authority, or third party alleging or asserting any liability under, any non-compliance with, or that any product, operation or activity is in violation of any Health Care Laws, and, to the knowledge of the Corporation, no such claim, action, suit, audit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. To the knowledge of the Corporation, there are no facts or circumstances that would reasonably be expected to give rise to liability of the Corporation under Health Care Laws;

(jjj)the Corporation and the Subsidiaries have filed, obtained, maintained, and submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Law or any Permit (“Filings”) in all material respects, and all such Filings were complete and correct in all material respects and not misleading in any material respect on the date filed (or were corrected or supplemented by a subsequent Filing). Neither the Corporation nor its Subsidiaries have offered, paid, solicited or received any remuneration, discount, or rebate, to or from any Person except in compliance in all respects with all Health Care Laws, other than any instance of non-compliance as would not reasonably be expected to result in a Material Adverse Effect;

(kkk)neither the Corporation nor the Subsidiaries has filed an investigational new drug application (“IND”) with the FDA, and neither the Corporation nor the Subsidiaries is required to submit information to the FDA, including but not limited to any information relating to an IND of the Corporation or the  Subsidiaries;

(lll)all testing, product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation or the Subsidiaries in connection with their Business is being conducted in compliance, in all respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed Business and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all respects;

(mmm)the currently outstanding Common Shares are listed and posted for trading on the CSE and NASDAQ and all necessary notices and filings have been made with, and all necessary consents, approvals and authorizations obtained by, the Corporation from the CSE and NASDAQ to ensure that (i) the Offered Shares; (ii) the Warrant Shares issuable upon exercise of the Warrants; (iii) the Compensation Unit Shares issuable upon exercise of the Compensation Warrants and (iv) the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants, will be listed and posted for trading on the CSE and NASDAQ upon their issuance, subject only to the Standard Listing Conditions;

(nnn)the Corporation has not withheld, and will not withhold from the Agent prior to the Closing Time, any material facts relating to the Corporation, the Subsidiaries or the Offering;

(ooo)Computershare Investor Services Inc. is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares and Computershare Trust Company of Canada is the warrant agent in respect of the Warrants;

(ppp)other than the term sheet filed by the Corporation on SEDAR on August 25, 2022, the Corporation has not and will not provide to prospective purchasers any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws. The Corporation has and will not engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Securities whose attendees have been invited by general solicitation or advertising;

(qqq)other than the Agent and H.C. Wainwright & Co. LLC, the Corporation’s U.S. capital markets advisor, there is no person, firm or company acting or purporting to act at the request of the Corporation who is entitled to any finder’s fee in connection with the transactions contemplated herein and in the event that any person, firm or company acting for the Corporation at the request of the Corporation establishes a claim for any fee from the Agent, except as identified in writing to the Corporation and the Agent prior to Closing, the Corporation covenants to indemnify and hold harmless the Agent with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(rrr)the Corporation has provided the Agent with all information requested by the Agent in connection with the sale of the Offered Securities and such information is true and correct in all material respects and no material fact or material facts have been omitted therefrom which would make such information misleading. There is no material fact known to the Corporation that has not been disclosed herein, or to the Agent, or in any other agreement, document or written instrument furnished by the Corporation to the Agent in connection with the transactions contemplated hereby and thereby and which has resulted in or would reasonably be expected to result in a Material Adverse Effect;

(sss)the statements set forth in the Prospectus under the headings “Eligibility for Investment” and “Certain Material Canadian Federal Income Tax Considerations” are accurate, subject to the limitations and qualifications set out therein;

(ttt)all information which has been prepared by the Corporation relating to the Corporation and its business, properties and liabilities and made available to the Agent, including all financial, marketing, sales and operational information provided to the Agent was, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading and did not contain a misrepresentation; and

(uuu)as of the date of the delivery of an Offering Document by the Corporation:

(i)the information and statements (except information and statements relating to the Agent and provided in writing by the Agent for inclusion therein) contained or incorporated by reference in any of the Offering Documents, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities;

(ii)no material fact or information has been omitted therefrom (except for facts or information relating to the Agent) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances in which they were made;

(iii)except with respect to any information relating solely to the Agent and provided by the Agent for inclusion therein, the Offering Documents comply in all material respects with the requirements of Applicable Securities Laws; and

(iv)except as set forth or contemplated in the Offering Documents, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, prospects, operations, properties, assets, liabilities (contingent or otherwise) or capital of the Corporation since the end of the period covered by the Financial Statements;

(vvv)the delivery of each Offering Document by the Corporation shall constitute the Corporation’s consent to the Agent’s use of the Offering Documents in connection with the distribution of the Offered Securities in the Selling Jurisdictions in compliance with this Agreement unless otherwise advised in writing;

(www)none of the Corporation or any of its affiliates or any persons acting on any of their behalf has offered or sold, or will offer or sell, (i) any of the Offered Securities in the United States or to or for the account or benefit of a U.S. Person or a person in the United States, except for offers and sales made directly by the Corporation in full compliance and reliance on the exemption from registration under the U.S. Securities Act provided by Section 4(a)(2) and/or Rule 506(b) of Regulation D; or (ii) any of the Offered Securities outside the United States, except for offers and sale made in Offshore Transactions in accordance with Rule 903 of Regulation S; and

(xxx)the offering of the Offered Securities in the United States or to or for the account or benefit of a U.S. Person or a person in the United States by the Corporation is not prohibited pursuant to a court order issued pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder

Notwithstanding any contrary provision in this Agreement including any schedule hereto, no investigation or opportunity afforded to the Agent or its advisors to conduct due diligence shall in any way affect, or limit liability for, any representation, warranty or covenant of the Corporation contained in this Agreement and the Agent will be deemed to have relied solely upon the representations, warranties and covenants contained in this Agreement, notwithstanding any contrary information that may have been provided or made available to the Agent or any of the Agent’s representatives or that the Agent discovered in the course of any such investigation either prior to or subsequent to the date of this Agreement.

7Covenants of the Corporation

The Corporation hereby covenants to the Agent that the Corporation:

(a)will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

(i)the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of any of the Offering Documents;

(ii)the suspension of the qualification of the Offered Securities and the Compensation Warrants in any of the Qualifying Jurisdictions or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iii)any requests made by any Canadian Securities Regulators for amending or supplementing the Prospectus or for additional information, and will use its best efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(b)will use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws in the Qualifying Jurisdictions for a period of 24 months following the Closing Date, provided that the foregoing requirement shall not prevent the Corporation from completing a sale of all or substantially all of its assets or any transaction which would result in the Corporation ceasing to be a “reporting issuer” pursuant to a take-over bid or other transaction that requires a vote by shareholders of the Corporation;

(c)will use its commercially reasonable efforts to maintain the listing of (i) the Offered Shares; (ii) the Warrant Shares issuable upon exercise of the Warrants; (iii) the Compensation Unit Shares issuable upon exercise of the Compensation Warrants; (iv) the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants, on the CSE or another recognized stock exchange or quotation system for a period of at least 24 months following the Closing Date, provided that the foregoing requirement shall not prevent the Corporation from completing a sale of all or substantially all of its assets or any transaction which would result in the Corporation ceasing to be a “reporting issuer” pursuant to a take-over bid or other transaction that requires a vote by shareholders of the Corporation;

(d)will duly execute and deliver the Warrant Indenture and the Compensation Warrant Certificate at the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(e)will ensure that, at the Closing Time, the Offered Shares shall be duly issued as fully paid and non-assessable Common Shares on payment of the purchase price therefor;

(f)will ensure that, at the Closing Time, the Warrants and the Compensation Warrants shall be duly and validly created and issued and shall have attributes corresponding in all material respects to the description set forth in this Agreement, the Compensation Warrants Certificates and the Warrant Indenture, as applicable;

(g)will ensure that at all times following the grant of the Compensation Warrants and prior to the expiry of the Compensation Warrants, a sufficient number of Compensation Unit Shares and Compensation Unit Warrants are allotted and reserved for issuance upon the due exercise of the Compensation Warrants in accordance with their terms;

(h)will ensure that at all times following the grant of the Compensation Warrants and prior to the expiry of the Compensation Unit Warrants, a sufficient number of Compensation Warrant Shares are allotted and reserved for issuance upon the due exercise of the Compensation Unit Warrants in accordance with their terms;

(i)will ensure that at all times following the grant of the Warrants and prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants in accordance with their terms;

(j)will ensure that, upon due exercise of the Compensation Warrants in accordance with their terms, the Compensation Unit Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor;

(k)will ensure that, upon due exercise of the Compensation Unit Warrants in accordance with their terms, the Compensation Warrant Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor;

(l)will ensure that, upon due exercise of the Warrants in accordance with their terms, the Warrant Shares shall be duly issued as fully paid and non-assessable shares in the capital of the Corporation on payment of the purchase price therefor;

(m)will ensure ensure that the Offered Shares, the Warrant Shares, the Compensation Unit Shares and the Compensation Warrant Shares, are listed and posted for trading on the CSE and NASDAQ upon their respective dates of issuance;

(n)use its commercially reasonable efforts to maintain the Warrant Agent or a substituted warrant agent in respect of the Warrants issued to the Purchasers until the exercise or expiry of all of such Warrants;

(o)will use the net proceeds of the Offering in the manner specified in the Prospectus Supplement, subject to the qualifications contained therein;

(p)for the period of 90 days following the Closing Date (the “Standstill Period”), not to, without the prior written consent of Eight, issue, agree to issue or announce any intention to issue, any additional debt, Common Shares or any securities convertible into or exchangeable for shares of the Corporation, except in respect of: (i) the grant of stock options and other similar issuances pursuant to the stock option plans, other employee incentive plans of the Corporation or any other employee incentive arrangements for directors, officers, employees and consultants; (ii) issuances in connection with the exchange, transfer, conversion or exercise rights of existing outstanding options, warrants, convertible debentures and other securities or existing commitments to issue securities; (iii) the issuance of securities as consideration pursuant to one or more arm’s length acquisition(s); and (iv) the filing a base shelf prospectus provided that the Corporation does not qualify the issuance of any Common Shares or any securities convertible into or exchangeable for shares of the Corporation thereunder during the Standstill Period;

(q)use its best efforts to cause each of the senior officers and directors to enter into a lock-up agreement in favour of the Agent pursuant to which he, she or it shall covenant and agree that he, she or it will not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or any securities convertible into or exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation for a period of 90 days after the Closing Date, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, provided that such lock-up agreement shall be subject to customary and reasonable carve-outs, exceptions and exclusions; and

(r)promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, such further acts, documents and things for the purpose of giving effect to this Agreement and the transactions contemplated herein.

8Conditions of Closing

The following are conditions precedent to the obligations of the Agent to complete the Closing and of the Purchasers to purchase the Offered Securities at the Closing Time, which conditions the Corporation covenants and agrees to use its best efforts to fulfil within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agent:

(a)the Corporation shall have caused its counsel, McMillan LLP, to deliver to the Agent legal opinions dated and delivered on the Closing Date, as applicable, addressed to the Agent and the Purchasers, in form and substance satisfactory to the Agent acting reasonably, with respect to the following matters:

(i)the Corporation being a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and not in default under Applicable Securities Laws in the Qualifying Jurisdictions;

(ii)the Corporation being a corporation existing under the laws of the Business Corporations Act (British Columbia);

(iii)the Corporation having the corporate power and capacity to own and lease its property and assets and to conduct its Business as described in the Prospectus;

(iv)the authorized and issued share capital of the Corporation;

the Corporation having all necessary corporate power and capacity to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder, including to grant the Over-Allotment Option, to create, issue and sell the Offered Securities, the Compensation Warrants,  to issue the Warrant Shares issuable upon the exercise of the Warrants, to issue the Compensation Unit Shares and Compensation Unit Warrants issuable upon the exercise of the Compensation Warrants and to issue the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants;

(vi)the Corporation has the necessary corporate power and authority to sign and deliver the Prospectus and all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of each of the Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions and the delivery of the U.S. Placement Memorandum;

(vii)the Offered Shares having been duly and validly authorized for issuance and that, at the Closing Time and upon payment of the purchase price therefor and the issuance thereof, the Offered Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(viii)the form and terms of the Compensation Warrant Certificates having been approved by the board of directors of the Corporation and complying in all material respects with the requirements of the Business Corporations Act (British Columbia);

(ix)the Warrants and the Compensation Warrants have been validly authorized, issued and created;

(x)the Warrant Shares issuable upon exercise of the Warrants having been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Warrant Indenture, being validly issued as fully paid and non-assessable Common Shares;

(xi)the Compensation Unit Shares issuable upon exercise of the Compensation Warrants having been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Compensation Warrant Certificates, being validly issued as fully paid and non-assessable Common Shares;

(xii)the Compensation Unit Warrants issuable upon exercise of the Compensation Warrants having been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Compensation Warrant Certificates, being validly issued;

(xiii)the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants having been reserved for issuance by the Corporation and, upon the payment of the exercise price therefor and the issue thereof in accordance with the terms of the Compensation Unit Warrant certificates, being validly issued as fully paid and non-assessable Common Shares;

(xiv)all necessary corporate action having been taken by the Corporation to authorize the execution and delivery of the Transaction Documents and the performance of its obligations hereunder and thereunder, including the grant of the Over-Allotment Option, the issuance and sale of the Offered Securities, and the Compensation Warrants, the issuance of the Warrant Shares upon exercise of the Warrants, and the issuance of the Compensation Unit Shares and Compensation Unit Warrants upon exercise of the Compensation Warrants, the issuance of the Compensation Warrant Shares upon exercise of the Compensation Unit Warrants, and the Transaction Documents having been executed and delivered by the Corporation and constituting legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms, subject to standard qualifications, including that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions thereof relating to indemnity, contribution and waiver of contribution may be unenforceable;

(xv)the execution and delivery of the Transaction Documents, the fulfilment of the terms hereof and thereof by the Corporation, including the grant of the Over-Allotment Option, the issuance and sale of the Offered Securities and the Compensation Warrants, the issuance of the Warrant Shares upon exercise of the Warrants, the issuance of the Compensation Unit Shares and Compensation Unit Warrants upon exercise of the Compensation Warrants, and the issuance of the Compensation Warrant Shares upon exercise of the Compensation Unit Warrants, do not and will not (as the case may be) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both: (i) the constating documents and by-laws of the Corporation; or (iii) the Applicable Laws of the Province of British Columbia and federal laws applicable therein;

(xvi)all necessary documents having been filed, all requisite proceedings having been taken and all approvals, permits, authorizations and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions having been obtained by the Corporation to qualify the distribution of the Offered Securities through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of Applicable Securities Laws;

(xvii)that the statements set forth in the Prospectus under the caption “Eligibility for Investment” and “Certain Material Canadian Federal Income Tax Considerations” in the Prospectus Supplement are accurate, subject to the limitations and qualifications set out therein;

(xviii)the attributes of the Offered Securities are consistent, in all material respects, with the descriptions in the Prospectus;

(xix)all necessary documents have been filed, all proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws in order to qualify the Offered Securities and the Compensation Warrants for distribution in the Qualifying Jurisdictions by or through investment dealers or brokers who are registered under the Applicable Canadian Securities Laws of the Qualifying Jurisdictions and who have complied with the relevant provisions of the Applicable Canadian Securities Laws of the Qualifying Jurisdictions;

(xx)the issue and delivery by the Corporation in the Qualifying Jurisdictions of the Warrant Shares to the holders of Warrants upon their exercise pursuant to the terms and conditions of the Warrant Indenture being exempt from, or not subject to, the prospectus requirements of Applicable Canadian Securities Laws of the Qualifying Jurisdictions and no prospectus or other documents being required to be filed, proceedings taken or approvals, permits, consents or authorizations required to be obtained under Applicable Canadian Securities Laws of the Qualifying Jurisdictions (other than such as will have already been filed or obtained) to permit such issue;

(xxi)the first trade in, or resale of, the Warrant Shares issuable upon exercise of the Warrants being exempt from, or not subject to, the prospectus requirements of Applicable Canadian Securities Laws of the Qualifying Jurisdictions and no prospectus or other documents being required to be filed, proceedings taken or approvals, permits, consents or authorizations required to be obtained under Applicable Canadian Securities Laws of the Qualifying Jurisdictions (other than such as will have already been filed or obtained) to permit such trade, provided that the trade will not be a “control distribution” (as defined in National Instrument 45-102 – Resale of Securities), the Corporation is a reporting issuer at the time of the trade, and such trade is not a transaction or series of transactions involving purchases and sales or repurchases and resales in the course of or incidental to a “distribution” (as defined under Applicable Canadian Securities Laws of the Qualifying Jurisdictions);

(xxii)the issue and delivery by the Corporation in the Qualifying Jurisdictions of the Compensation Unit Shares, Compensation Unit Warrants and Compensation Warrant Shares to the holders of Compensation Warrants and Compensation Unit Warrants, as applicable, upon their exercise pursuant to the terms and conditions of the Compensation Warrant Certificates and Compensation Unit Warrant certificate being exempt from, or not subject to, the prospectus requirements of Applicable Canadian Securities Laws of the Qualifying Jurisdictions and no prospectus or other documents being required to be filed, proceedings taken or approvals, permits, consents or authorizations required to be obtained under Applicable Canadian Securities Laws of the Qualifying Jurisdictions (other than such as will have already been filed or obtained) to permit such issue;

(xxiii)the first trade in, or resale of, the Compensation Unit Shares issuable upon exercise of the Compensation Warrants and the Compensation Warrant Shares issuable upon exercise of the Compensation Unit Warrants being exempt from, or not subject to, the prospectus requirements of Applicable Canadian Securities Laws of the Qualifying Jurisdictions and no prospectus or other documents being required to be filed, proceedings taken or approvals, permits, consents or authorizations required to be obtained under Applicable Canadian Securities Laws of the Qualifying Jurisdictions (other than such as will have already been filed or obtained) to permit such trade, provided that the trade will not be a “control distribution” (as defined in National Instrument 45-102 – Resale of Securities), the Corporation is a reporting issuer at the time of the trade, and such trade is not a transaction or series of transactions involving purchases and sales or repurchases and resales in the course of or incidental to a “distribution” (as defined under Applicable Canadian Securities Laws of the Qualifying Jurisdictions);

all filing have been made with the CSE in connection with the issuance and listing of the (i) the Offered Shares; (ii) the Warrant Shares; (iii) the Compensation Unit Shares; and (iv) the Compensation Warrant Shares, subject only to the Standard Listing Conditions;

(xxv)Computershare Trust Company of Canada having been duly appointed as the warrant agent pursuant to the Warrant Indenture; and

(xxvi)Computershare Investor Services Inc. having been duly appointed as the transfer agent and registrar for the Common Shares.

In connection with such opinions, counsel to the Corporation may rely on the opinions of local counsel in the Selling Jurisdictions acceptable to counsel to the Agent, acting reasonably, as to qualification for distribution of the Offered Securities and the Compensation Warrants or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(b)if any Offered Securities are sold to Purchasers in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, the Agent receiving, at the Closing Time, a legal opinion dated the Closing Date, addressed to the Agent, in form and substance acceptable to the Agent, acting reasonably, of United States legal counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of the Corporation, public and exchange officials or the auditors or transfer agent of the Corporation), to the effect that the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States are not required to be registered under the U.S. Securities Act, provided such offers and sales are made in accordance with Schedule “A” hereto; it being understood that such counsel need not express its opinion with respect to any resale of the Offered Securities;

(c)the Agent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, or such other officer(s) of the Corporation as the Agent may agree, certifying for and on behalf of the Corporation with respect to: (i) the constating documents of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the Offering and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;

(d)the Corporation shall cause the Auditors to deliver to the Agent a comfort letter, dated as of the Closing Date, in form and substance satisfactory to the Agent, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date, the information contained in the comfort letter referred to in subsection 4(a)(iii) hereof;

(e)the Agent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Agent may request, certifying for and on behalf of the Corporation, after having made due enquiry and after having carefully examined the Prospectus and any Supplementary Material, that:

(i)the Corporation has complied in all material respects (except where already qualified by a materiality or Material Adverse Effect qualification, in which case the Corporation has complied in all respects) with all of the covenants and satisfied in all material respects (except where already qualified by materiality, in which case the Corporation has complied in all respects) all of the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)no order, ruling or determination having the effect of ceasing or suspending the trading in the Common Shares or prohibiting the sale of the Offered Securities or any other securities of the Corporation has been issued by any regulatory authority and continuing in effect and no proceedings for such purpose having been instituted or being pending or, to the knowledge of such officers, contemplated or threatened under any relevant securities laws (including Applicable Securities Laws) or by any regulatory authority;

(iii)subsequent to the respective dates as at which information is given in the Prospectus, there has not occurred a Material Adverse Effect or any change or development involving a prospective Material Adverse Effect, other than as disclosed in the Prospectus or any Supplementary Material, as the case may be;

no material change relating to the Corporation and the Subsidiaries, taken as a whole, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure having been made on a confidential basis that remains confidential; and

the representations and warranties of the Corporation contained in this Agreement and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct as at the Closing Time in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as if such representations and warranties were made as at the Closing Time of Closing, after giving effect to the transactions contemplated hereby;

(f)all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under Applicable Securities Laws in the Selling Jurisdictions necessary for the offer and sale of the Offered Securities, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, will have been made or obtained, as applicable (other than, in respect of the Offering, the filing of reports required under Applicable Securities Laws in the Selling Jurisdictions within the prescribed time periods and the filing of standard documents with the CSE and NASDAQ, which documents will be filed as soon as practicable after the Closing Date and, in any event, within such deadline as may be imposed by such Securities Laws, the CSE or NASDAQ) and the Agent will have received copies of correspondence indicating that the Corporation has made all of the necessary filings for the issuance and listing of (i) the Offered Shares; (ii) the Warrant Shares; (iii) the Compensation Unit Shares; and (iv) the Compensation Warrant Shares, subject only to the Standard Listing Conditions;

(g)the Agent shall have completed and be satisfied, in their sole discretion, with the results of its due diligence investigations regarding the Corporation, its business, operations and financial condition and market conditions at the Closing Time;

(h)the Agent shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;

(i)the Agent shall have received a certificate of status (or the equivalent) in respect of the Corporation and the Subsidiaries issued by the appropriate regulatory authority in each jurisdiction in which the Corporation and the Subsidiaries are incorporated, amalgamated or continued, as the case may be, which certificate shall be dated no more than two Business Days prior to the Closing Date;

(j)the Agent shall have received duly executed copies of the Compensation Warrant Certificates in form and substance satisfactory to the Agent, acting reasonably; and

(k)each of the directors and senior officers of the Corporation shall have delivered to the Agent a signed copy of the Form of Lock-Up Agreement attached hereto as Schedule “B”.

9Closing

The Closing shall be completed via electronic exchange of documents unless otherwise agreed to by the Corporation and the Agent.

At or prior to the Closing Time, the Corporation shall duly and validly deliver to the Agent one or more certificate(s) in definitive form (including such other form of evidence of ownership) or in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS Clearing and Depository Services Inc. representing the Offered Securities registered in such name or names as the Agent may notify the Corporation in writing, against payment by the Agent to the Corporation, at the direction of the Corporation, in the lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, payable at par in Vancouver, British Columbia, of an amount equal to the proceeds of the Offering net of the Corporate Finance Fee, Agent’s Fees and estimated Agent’s Expenses in accordance with Section 10 hereof.  Any Offered Securities sold to Purchasers in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States that are Accredited Investors shall be issued as definitive physical certificates and such certificates shall include the legends required by the U.S. Placement Memorandum.

The obligation of the Agent to complete the purchase of any Additional Units under this Agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Agent of those documents contemplated, and the satisfaction of those conditions set forth, in Section 8 as the Agent may request. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price and to the number of the Additional Units issuable on exercise thereof such that the Agent are entitled to arrange for the sale of the same number and type of securities that the Agent would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

10Expenses

The Corporation shall pay all reasonable expenses and fees in connection with the Offering including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities; (ii) the fees and expenses of the Corporation’s legal counsel, auditors and other advisors; (iii) all costs incurred in connection with the preparation of documentation related to the Offering, including filing fees; (iv) the fees and disbursements of the Agent’s legal counsel and all applicable taxes thereon (to a maximum of $100,000, exclusive of disbursements and taxes); and (v) all “out-of-pocket expenses” of $10,000 of the Agent (plus all taxes thereon) in connection with due diligence and marketing meetings ((iv) and (v) collectively, the “Agent’s Expenses”). All expenses payable by the Corporation to the Agent in accordance with this Agreement shall be payable whether or not the Offering is completed. Such fees and expenses shall be deducted from the gross proceeds otherwise payable to the Corporation at the Closing Time. Where taxes are applicable and payable by the Agent under the terms of this Agreement, an additional amount will be charged to and shall be payable by the Corporation to the Agent at the Closing Time from the gross proceeds of the Offering to reimburse the Agent for such taxes.

11Indemnities

(a)Subject to Section 11(j), The Corporation and its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) hereby agrees to indemnify and hold the Agent and their respective affiliates and subsidiaries and the respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling any of the Agent or their subsidiaries or affiliates (each an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all expenses, losses (other than losses of profit), claims, actions (including shareholder actions, derivative or otherwise), suits, proceedings, damages, liabilities or expenses of whatever nature or kind (excluding loss of profits), whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the fees, disbursements and taxes of their counsel (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any actual or threatened third party action, suit, proceeding, investigation or claim (collectively, the “Claims”) that may be made against the Indemnified Parties or to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such Losses and/or Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the execution and delivery of this Agreement.

(b)The Indemnitor agrees to waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor  also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted solely from fraud, the gross negligence or willful misconduct of such Indemnified Party.

(c)Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitor has under this indemnity.  The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim.  If the Indemnitor undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim, at the expenses of the relevant Indemnified Party to the extent additional counsel or other external advisors are retained by such Indemnified Party.

(d)In any such Claim, such Indemnified Party shall have the right to retain separate legal counsel to act on such Indemnified Party’s behalf, the reasonable fees and expenses of which counsel shall be at the expense of the Indemnitor if: (i) the Indemnitor does not assume the defence of the Claim within such 14 day period after receiving notice; (ii) the Indemnitor agrees to separate representation for the Indemnified Party, or (iii) the representation of the Indemnitor and such Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests, provided that in no circumstances will the Indemnitor be required to pay the reasonable fees and expenses of more than one legal counsel for all Indemnified Parties.

(e)The Indemnitor agrees that in case any legal proceeding shall be brought against the Corporation and/or the Agent by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Agent, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including a reasonable amount to reimburse the Agent for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Indemnitor as they occur.

(f)The Indemnitor will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(g)To the extent that any Indemnified Party is not a party to this Agreement, the Agent shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(h)The Corporation agrees to reimburse the Agent for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(i)The indemnity and the contribution obligations of the Corporation pursuant to Section 14 shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the personnel of the Agent and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(j)Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgement shall determine that such Losses to which the Indemnified Party may be subject were caused by the negligence, dishonesty, fraud or willful misconduct of the Indemnified Party.

12Contribution

(a)In the event that the indemnity of the Corporation provided for in Section 11 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Agent and the Corporation shall severally, and not jointly, contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 11 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) the relative benefits received by the Agent, on the one hand (being the Agent's Fee), and the relative benefits received by the Corporation, as applicable, on the other hand (being the gross proceeds derived from the sale of the Units less the Agent's Fee), (ii) the relative fault of the Corporation, on the one hand and the Agent on the other hand, and (iii) relevant equitable consideration; provided that the Corporation shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such

Claim any excess of such amount over the amount paid or payable to the Agent or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Agent shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Agent's Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, dishonesty, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, dishonesty, wilful misconduct or negligence.

(b)Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law..

13Termination Rights

In addition to any other remedies which may be available to the Agent, the Agent (or any one of them) shall be entitled to terminate and cancel, without any liability on its part, all of its obligations under this Agreement and the obligations of any Person whom the Agent have solicited to purchase the Offered Securities, by notice in writing to that effect delivered to the Corporation prior to the Closing Time if:

(a)the due diligence investigations performed by the Agent or its representatives reveal any material information or fact, which, in the sole opinion of the Agent, is materially adverse to the Corporation or its business, or materially adversely affects the price or value of the Offered Securities;

(b)there is a material change or a change in a material fact or new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or any amendment thereto, in each case, that has or would be expected to have, in the sole opinion of the Agent, a significant adverse change or effect on the business or affairs of the Corporation or on the market price or the value of the securities of the Corporation;

(c)(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, accident or any outbreak or escalation of international hostilities or war) or major financial occurrence of national or international consequence including by way of COVID-19 (which, in the case of COVID-19, the parties are not aware of as of the date hereof only to the extent that there are material adverse developments related thereto on or after August 22, 2022) or a new or change in any law, regulation, or policy which in the sole opinion of the Agent, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries taken as a whole or the market price or value of the securities of the Corporation, (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the CSE, NASDAQ or securities commission which involves a finding of wrong-doing, or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the common shares or any other securities of the Corporation is made or threatened by a regulatory authority;

(d)the state of the financial markets in Canada or the United States is such that in the reasonable opinion of the Agent the Offered Securities cannot be profitably marketed;

(e)the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect;

If any of the Agent terminate this Agreement pursuant to this Section there shall be no further liability on the part of such Agent or of the Corporation to such Agent except in respect of any liability which may have arisen or may thereafter arise under Sections 10, 11 or 12 hereof.

14Breach of Agreement

All terms and conditions of this Agreement to be performed or satisfied by the Corporation shall be constituted as conditions and any material breach of, or failure by the Corporation to comply with, any term or condition of this Agreement shall entitle the Agent, acting reasonably, on behalf of the Purchasers of the Offered Securities, to terminate their respective obligations to purchase the Offered Securities by notice to that effect given to the Corporation prior to the Closing Time. In the event of any such termination, there shall be no further liability on the part of the Corporation or the Agent except in respect of any liability which may have arisen or may thereafter arise under Section 10, 11 or 12 hereof. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance provided, however, that any waiver or extension must be in writing and signed by the Agent in order to be binding upon it.

15Over-Allotment

In connection with the distribution of the Units, the Agent and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

16Notices

Any notice under this Agreement shall be given in writing and either delivered or telecopied to the party to receive such notice at the address or telecopy numbers indicated below:

To the Corporation:

Bright Minds BioSciences Inc.

1500 - 1055 West Georgia Street

Vancouver, BC V6E 4N7

Attention: Ian McDonald, President and Chief Executive Officer

Email: [REDACTED]

with a copy to:

McMillan LLP

1500 - 1055 W Georgia St

Vancouver, BC V6E 4N7

Attention: Sasa Jarvis

e-mail:[REDACTED]

to the Agent:

Eight Capital

EY Tower

100 Adelaide St. West, Suite 2900

Toronto, Ontario M5H 1S3

Attention:Stephen Delaney

Email:[REDACTED]

with a copy (but not as notice) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King St W

Toronto, Ontario  M5X 1E2

Attention: Derek Sigel

Email: [REDACTED]

or to such other address as any of the parties may designate by notice given to the others.

Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended; (b) if delivered by email upon the earlier of (i) with receipt confirmed or (ii) one Business Day following sending by email; or (c) if delivered by certified mail, registered mail or courier service, upon the earlier of (i) return receipt received to the party at the address set forth below, to the persons indicated or (ii) one Business Day following sending such certified mail, registered mail or courier service.

17Relationship between the Corporation and the Agent

In connection with the services described herein, the Agent shall act as independent contractor, and any duties of the Agent arising out of this Agreement shall be owed solely to the Corporation. The Corporation acknowledges that each of the Agent is a securities firm that is engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the Business and that the Agent shall have no obligation to disclose such activities and services to the Corporation. The Corporation acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Corporation, on the one hand, and the Agent and any of their respective affiliates through which they may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Agent or such affiliates, and each party hereto agrees that no such duty will he deemed to have arisen in connection with any such transactions or communications. The Corporation acknowledges and agrees that it waives, to the fullest extent permitted by law, any claims the Corporation and its affiliates may have against any of the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agent shall have no liability (whether direct or indirect) to the Corporation or any of its affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including stockholders, employees or creditors of the Corporation. Information which is held elsewhere within any of the Agent, but of which none of the individuals in the investment banking department or division of any of the Agent involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose he taken into account in determining any of the responsibilities of the Agent to the Corporation under this Agreement.

18Survival

The obligations of the Corporation set out in Sections 10, 11 or 12 shall survive the purchase of the Offered Securities by the Purchasers and shall continue indefinitely in full force and effect unaffected by any subsequent disposition of the Offered Securities, and the Agent shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in the course of the distribution of the Offered Securities. All other representations, warranties, covenants, and agreements of the Corporation contained herein or contained in any document submitted pursuant to this Agreement or in connection with the purchase of the Offered Securities shall survive the purchase of the Offered Securities by the Purchasers and shall continue in full force and effect unaffected by any subsequent disposition of the Offered Securities, for a period of two years from the Closing Date, and the Agent shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in the course of the distribution of the Offered Securities.

19Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the Offering and the transactions contemplated thereby and supersedes any and all prior negotiations, agreements and understandings between the parties pertaining to the Offering and the transactions contemplated thereby. There are no representations, warranties, covenants, agreements, conditions, indemnities or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the Offering or the transactions contemplated thereby except as expressly contained in this Agreement. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement by any party or its directors, officers, employees, partners or agents, to any other party or its directors, officers, employees, partners or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties has been induced to enter into this Agreement by reason of any such representation, warranty, opinion, advice or assertion of fact.

20Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

21Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

22Counterparts

This Agreement may be executed in any number of counterparts and by fax or email all of which when taken together shall be deemed to be one and the same document and not withstanding its actual date of execution shall be deemed to be dated as of the date first above written.

23General

The Agreement shall be governed by and interpreted in accordance with the laws of British Columbia and the federal laws of Canada applicable therein and time shall be of the essence hereof. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related thereto.

24Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Agent and their respective successors and permitted assigns.

25Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

[Signature Page Follows.]

If the above is in accordance with your understanding, please sign and return to the Agent a copy of this letter, whereupon this letter and your acceptance shall constitute a binding agreement between the Corporation and the Agent.

EIGHT CAPITAL
Per:	/s/ Stephen Delaney
Name: Stephen Delaney
Title: Principal, Managing Director, Co-Head of Investment Banking

The above offer is hereby accepted and agreed to as of the date first above written.

BRIGHT MINDS BIOSCIENCES INC.
Per:	/s/ Ian McDonald
Name: Ian McDonald
Title: CEO

SCHEDULE “A”

U.S. OFFERS AND SALES

Definitions

As used in this Schedule “A”, the following terms shall have the meanings indicated:

Accredited Investor	means an accredited investor meeting one or more of the criteria in Rule 501(a) of Regulation D;
Accredited Investor Letter	means the accredited investor investment letter in the form attached as Exhibit “A” to the U.S. Placement Memorandum.
Directed Selling Efforts	means “directed selling efforts” as that term is defined in Regulation S;
FINRA	means the Financial Industry Regulatory Authority, Inc.;
Foreign Issuer	means a “foreign issuer” as that term is defined in Regulation S;
Offshore Transaction	means an “offshore transaction” as that term is defined in Regulation S;
Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Regulation S;
U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
U.S. Affiliate	means any U.S. registered broker-dealer affiliate of any Agent;

All other capitalized terms used herein without definition have the meanings ascribed thereto in the Agency Agreement to which this Schedule “A” is attached (the “Agency Agreement”).

A.        Representations, Warranties and Covenants of the Agent

The Agent (on their own behalf and on behalf of their U.S. Affiliates) severally, but not jointly or jointly and severally, acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered, sold or delivered, directly or indirectly, to any U.S. Person or any person within the United States, except to Accredited Investors pursuant to an available exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws. Accordingly, the Agent (on their own behalf and on behalf of their U.S. Affiliates) severally, but not jointly or jointly and severally, represent, warrant and covenant to the Corporation, as of the date hereof and as of the Closing Date, and will cause any U.S. Affiliate to comply with such representations, warranties and covenants, that:

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1. The Agent (on its own behalf and on behalf of its U.S. Affiliate) severally, but not jointly or jointly and severally, acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered, sold or delivered, directly or indirectly, to any U.S. Person or any person within the United States, except to Accredited Investors pursuant to an available exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws. Accordingly, the Agent (on its own behalf and on behalf of its U.S. Affiliates) severally, but not jointly or jointly and severally, represent, warrant and covenant to the Corporation, as of the date hereof and as of the Closing Date, and will cause any U.S. Affiliate to comply with such representations, warranties and covenants, that:

1. Except with respect to offers and sales in accordance with this Schedule “A” to Accredited Investors pursuant to an available exemption from registration under the U.S. Securities Act and available exemptions under applicable U.S. state securities laws, it has offered and sold, and will offer and sell, the Offered Securities forming part of its allotment only in an Offshore Transaction in accordance with Rule 903 of Regulation S. Accordingly, none of the Agent, their affiliates or any persons acting on its or their behalf, has made or will make (except as permitted in this Schedule “A”): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to any U.S. Person or person in the United States; (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent, their affiliates or persons acting on its or their behalf reasonably believed that such purchaser was outside the United States and a non-U.S. Person; or (iii) any Directed Selling Efforts in the United States with respect to the Offered Securities.

2. Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made by it or a U.S. Affiliate in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States was or will be made only to persons reasonably believed by it and its U.S. Affiliate to be Accredited Investors purchasing Offered Securities for their own accounts.

3.It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities other than the Agency Agreement.

4. All offers and sales of the Offered Securities in the United States to be completed with the assistance of the Agent will be effected through a U.S. Affiliate as agent for the Corporation, and such U.S. Affiliate is, and shall be on the date of each offer and sale of Offered Securities by it, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each U.S. state in which such offers and sales of Offered Securities were or will be made (unless exempted from the respective state’s broker-dealer registration requirements) and is, and shall be on the date of each offer and sale of Offered Securities by it, a member in good standing with FINRA. All offers and sales of Offered Securities in the United States by it were made and will be made by its U.S. Affiliate in compliance with all applicable United States federal and state broker-dealer requirements and all applicable rules of FINRA.

5.Offers and sales of the Offered Securities by it and its U.S. Affiliate in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person have not been and will not be made (i) by any form of general solicitation or general advertising as used in Rule 502(c) of Regulation D or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6. Immediately prior to soliciting offerees in the United States and at the time of completion of each sale to a purchaser in the United States, it, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree or purchaser, as

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applicable, was an Accredited Investor purchasing Offered Securities directly from the Corporation.

7.Prior to the completion of any sale of Offered Securities in the United States to an Accredited Investor, each such Accredited Investor will be required to execute and deliver to the Corporation, the Agent and the U.S. Affiliate, the Accredited Investor Letter.

8. At least one Business Day prior to the time of delivery, it will provide the Corporation and its transfer agent with a list of all purchasers of the Offered Securities in the United States, together with their addresses (including state of residence), the number of Offered Securities purchased and the registration and delivery instructions for the Offered Securities.

9. At the Closing, each Agent (together with its U.S. Affiliate) that participated in the offer or sale of Offered Securities in the United States will provide the Corporation with a certificate, substantially in the form of Appendix 1 to this Schedule “A”, relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States.

10. None of such Agent, its affiliates or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

11.All purchasers of the Offered Securities in the United States shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and the Offered Securities are being offered and sold to such purchasers pursuant to an available exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws.

12.As of the Closing Date, with respect to Offered Securities offered and sold hereunder in reliance on Rule 506(b) of Regulation D (“Regulation D Securities”), the Agent represents that none of (i) the Agent or its U.S. Affiliate, (ii) the Agent’s or its U.S. Affiliate’s general partners or managing members, (iii) any of the Agent’s or its U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Regulation D Securities, or (iv) any of the Agent’s or its U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Regulation D Securities (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1) under Regulation D (a “Disqualification Event”).

B.         Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is, and as of the Closing Date will be, a Foreign Issuer and reasonably believed at the commencement of the Offering that there was no Substantial U.S. Market Interest with respect to the Offered Securities.

2. The Corporation is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

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3. Except with respect to offers and sales in accordance with this Schedule “A” to Accredited Investors in reliance upon the exemption from registration afforded by Section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) of Regulation D, none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agent, their respective affiliates, any members of the selling group or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a U.S. Person or a person in the United States; or (ii) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (x) outside the United States or (y) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and is a not a U.S. Person.

4.During the period in which the Offered Securities are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, their respective affiliates, any members of the selling group or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) has engaged in or will engage in any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act with respect to the Offered Securities or that would cause the exemption from registration afforded by Section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) under Regulation D to be unavailable for offers and sales of Offered Securities in the United States in accordance with this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States in accordance with the Agency Agreement and this Schedule “A”.

5. The Corporation has not sold, offered for sale or solicited any offer to buy, during the period beginning six months prior to the start of the Offering and will not sell, offer for sale or solicit any offer to buy during the period ending six months after the completion of the Offering, any of its securities in the United States in a manner that would be integrated with the Offering and would cause the exemption from registration relied upon in the Offering to be unavailable with respect to offers and sales of the Offered Securities pursuant to this Schedule “A” or the exclusion from registration provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities to persons outside of the United States who are not (a) U.S. Persons or (b) acting for the account or benefit of U.S. Persons or persons in the United States.

6.The Corporation will not take any action that would cause the exemptions or exclusions provided (i) by Section 4(a)(2) of the U.S. Securities Act and/or Rule 506(b) under Regulation D and applicable state securities laws to be unavailable with respect to offers and sales of the Offered Securities by the Agent in accordance with this Schedule “A”, or (ii) by Rule 903 of Regulation S to be unavailable with respect to offers and sales of the Offered Securities by the Corporation pursuant to this Schedule “A”.

7. The Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any U.S. state securities laws in connection with the sale of the Offered Securities.

8.Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

9.None of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the United States Securities and Exchange

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Commission pursuant to Section 12(j) of the U.S. Exchange Act and any rules and regulations promulgated under the U.S. Exchange Act.

10.As of the Closing Date, with respect to the Regulation D Securities, none of the Corporation, any of its predecessors, any “affiliated” (as such term is defined in Rule 501(b) of Regulation D) issuer of the Corporation, any director or executive officer of the Corporation, any other officer of the Corporation participating in the Offering of the Regulation D Securities, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Securities (each an “Issuer Covered Person” and, collectively, the “Issuer Covered Persons”, other than any Dealer Covered Person,  as to whom no representation, warranty, acknowledgement, covenant or  agreement is made) is subject to any Disqualification Event. The Corporation has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  The Corporation is not disqualified from relying on Rule 506 under the U.S. Securities Act for any of the reasons stated in Rule 506(d) in connection with the issuance and sale of the Offered Securities. If applicable, the Corporation has furnished to each purchaser, a reasonable time prior to the date hereof, a description in writing of any matters that would have triggered disqualification under Rule 506(d) but which occurred before September 23, 2013, in each case, in compliance with the disclosure requirements of Rule 506(e). The Corporation has not paid and will not pay, nor is it aware of any other person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Agent, the U.S. Affiliate and any selling group member) for solicitation of purchasers of the Offered Securities.

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Appendix 1

to Schedule “A”

Agent’s Certificate

In connection with the private placement in the United States of the units (the “Units”) of Bright Minds BioSciences Inc. (the “Corporation”) pursuant to the agency agreement dated as of August 25, 2022 (the “Agency Agreement”) among the Corporation and the agents named therein, the undersigned does hereby certify as follows:

(i) The U.S. Affiliate is on the date hereof, and was at the time of each offer and sale of Units in the United States made by it, (a) a duly registered broker or dealer under the U.S. Exchange Act and all applicable U.S. state securities laws (unless exempted from the respective state’s broker-dealer registration requirements) and (b) a member of and is in good standing with FINRA;

(ii)all offers and sales of the Units in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States were made only through the U.S. Affiliate as agent for the Corporation in accordance with the terms of the Agency Agreement, including Schedule “A” thereto;

(iii) all purchasers of the Units in the United States or who are, or are purchasing for the account or benefit of, U.S. Persons or who were offered the Units in the United States have been informed that the Units have not been and will not be registered under the U.S. Securities Act and such securities are being offered and sold to such purchasers without registration in reliance on exemptions from the registration requirements of the U.S. Securities Act;

(iv) immediately prior to offering, or soliciting any offers to buy, Units to any person in the United States, or to or for the account or benefit of, any U.S. Person, it had reasonable grounds to believe and did believe that each such offeree and purchaser was an Accredited Investor and, on the date hereof, it continues to believe that each such offeree or purchaser is an Accredited Investor;

(v)prior to any sale of the Units in the United States or to, or for the benefit or account of, a U.S. Person, it caused each purchaser that is an Accredited Investor to execute and deliver to the Corporation an Accredited Investor Letter;

(vi) neither the undersigned nor any of their affiliates have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units; and

(vii)all offers and sales of the Units have been conducted by it in accordance with the terms of the Agency Agreement, including Schedule “A” thereto.

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Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

DATED this ___ day of ________________, 2022.

[AGENT]	[U.S. AFFILIATE]
By:	By:
_______________________________________	_______________________________________
Authorized Signing Officer	Authorized Signing Officer

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